Calculation of Filing Fee Table

Form S-8

Apollo Endosurgery, Inc.

Table 1 – Newly Registered Securities
Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock	Other(3)	1,581,852(2)	$5.42(2)	$8,573,637.84	0.0000927	$795.00
Total Offering Amounts				–	$8,573,637.84	–	$795.00
Total Fees Previously Paid				–	–	–	–
Total Fee Offsets				–	–	–	–
Net Fee Due				–	–	–	$795.00

(1) Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of common stock of Apollo Endosurgery, Inc. (the “Registrant”) that become issuable under the Apollo Endosurgery, Inc. 2017 Equity Incentive Plan (the “2017 Plan”) by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected that results in an increase to the number of outstanding shares of the Registrant’s common stock, as applicable.

(2) Represents 1,581,852 additional shares of common stock available for issuance as a result of the annual evergreen increase on January 1, 2022 under the Registrant’s 2017 Plan.

(3) Estimated in accordance with Rules 457(c) and 457(h) solely for purposes of calculating the registration fee on the basis of $5.42, the average of the high and low prices of the Registrant’s common stock as reported on The Nasdaq Global Market on February 17, 2022, a date that is within five business days prior to the date on which this Registration Statement is being filed.